EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2012	2013	2014	2015	2016
EARNINGS
Income Before Income Taxes	$157.8	$252.6	$235.3	$300.9	$307.4
Fixed Charges (as below)	168.7	167.4	159.0	139.9	150.3
Total Earnings	$326.5	$420.0	$394.3	$440.8	$457.7

FIXED CHARGES
Interest Expense	$102.7	$97.7	$93.5	$90.2	$100.8
Credit for Allowance for Borrowed Funds Used During Construction	4.7	9.8	8.0	5.0	7.2
Estimated Interest Element in Lease Rentals	61.2	59.9	57.5	44.7	42.3
Total Fixed Charges	$168.6	$167.4	$159.0	$139.9	$150.3

Ratio of Earnings to Fixed Charges	1.93	2.50	2.47	3.15	3.04